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September 13, 2016	James R. Griffin +1 (214) 746-7779 james.griffin@weil.com

Mr. Nicholas P. Panos

Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	NetSuite Inc.
Schedule TO-T Filed August 18, 2016 by Napa Acquisition Corporation,
OC Acquisition LLC and Oracle Corporation
Correspondence dated August 31, 2016
File No. 005-83718

Dear Mr. Panos:

This letter is sent on behalf of Oracle Corporation (“Oracle”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated September 7, 2016 (the “Comment Letter”) regarding the above-referenced filing. For ease of reference, we have set forth below, in bold, the text of the Staff’s comment prior to each of Oracle’s responses in the same order as presented in the Comment Letter.

Rule 13e-3(a)(1) defines the term “affiliate” of an issuer to include a person that, directly or indirectly, “is under common control with such issuer.” Rule 12b-2 defines the term “control” – inclusive of the term “under common control with” – to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” Rule 13e-3(a) further provides that “[u]nless [ ] the context otherwise requires, all terms used in this section [ ] shall have the same meaning as in the Act or elsewhere in the General Rules and Regulations thereunder.” Please provide us with a legal analysis that explains whether or not Laurence J. Ellison controls NetSuite in light of the following disclosures publicly available within NetSuite’s filings made with or otherwise available at the U.S. Securities and Exchange Commission:

General Response and Framework for Legal Analysis

Introduction: The “issuer” of relevance for purposes of the potential applicability of Rule 13e-3 to the Transaction is NetSuite Inc. (“NetSuite”). The question raised by the Staff is whether Mr. Ellison “controls” NetSuite such that, assuming he “controls” Oracle, NetSuite and Oracle are under common control. We are of the view that Mr. Ellison does not “control” NetSuite (and is not an “affiliate” of NetSuite for purposes of Rule 13e-3), because: (a) the arrangements under which Mr. Ellison holds the NetSuite shares that he beneficially owns include mandatory voting provisions, such that Mr. Ellison does not (directly or indirectly) possess the power to

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direct or cause the direction of the management and policies of NetSuite (and Mr. Ellison has never possessed that power since NetSuite has been a public company); and (b) in the context of the proposed acquisition of NetSuite by an affiliate of Oracle (the “Transaction”), procedures (including committees of independent directors and requirements for acceptance by independent and disinterested stockholders of NetSuite) were carefully implemented and followed that excluded Mr. Ellison from any participation in or influence over the decision-making process with respect to Oracle and NetSuite, or over the ultimate acceptance or rejection of the Transaction by NetSuite’s Board of Directors (the “NetSuite Board”) or NetSuite’s stockholders.

The facts of this situation are unique, and it is important to understand how the special voting restrictions in the operating agreement for NetSuite Restricted Holdings LLC (“NRH”) operate, and how specific governance and approval procedures have been implemented in regard to the Transaction, in order to reach the correct analysis of the absence of “control.”

No Control Generally:

•	As noted in our letter to the Staff dated August 31, 2016, all of the shares of common stock of NetSuite beneficially owned by Mr. Ellison or his affiliates are held by NRH, a limited liability company beneficially owned by Mr. Ellison’s revocable trust. This arrangement was put in place nearly a decade ago, in late 2007, shortly before NetSuite’s initial public offering. NRH was specifically and deliberately constituted to put in place rigid voting mandates to broadly neutralize the voting power of those shares, and to remove Mr. Ellison from a position of potential conflict or control in regard to the management of NetSuite.
•	Under the NRH operating agreement, on nearly all matters that might be presented for approval by the NetSuite stockholders, NRH is required to vote its shares of NetSuite in the same proportion (for, against, withheld or abstain) as the votes that are collectively cast by all NetSuite stockholders other than: (i) NRH; (ii) Mr. Ellison’s family members and any trusts for their benefit; and (iii) any person or group filing a Schedule 13D with respect to NetSuite. The one area of exception (further discussed below) is that, absent a separate agreement, this broad proportional voting commitment does not apply with respect to various “change of control” transactions. As a result of the operating agreement, NRH and Mr. Ellison are generally dispossessed of any power to direct or cause the direction of the management and policies of NetSuite. While retaining the economic rights of ownership, the shares of NetSuite held by NRH have no power or influence over the selection of the members of the NetSuite Board, or over other management and policy matters.
•	From the perspective of a “control” analysis in regard to NetSuite, the impact of this arrangement is the same as would be the case if NetSuite had issued two separate classes of common stock, one class with general voting power (held by the public stockholders) and a second class (held by NRH) with no voting power, except for a right to vote along with the other class of common stock in the event that the NetSuite stockholders were presented with a proposal to approve a merger or other “change of control” transaction. In regard to a class vote to accept or reject a “change of control” transaction, if any were put before the stockholders, the NetSuite shares held by NRH, absent separate procedures or agreements, do represent a significant percentage, and as a practical matter would likely be in a position to make the approval of a proposal very difficult to obtain without the support of those shares. However, this is a narrow, “negative” power – a potential veto right. It is not “the power to direct or cause the direction of the management and policies” of NetSuite. There is no retained power to direct NetSuite to do anything – just the potential ability to block certain disposition events (which ability has also been waived with respect to the Transaction as discussed below).

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•	Under the NRH operating agreement, NRH is solely managed by its appointed Manager. Only the Manager can act on NRH’s behalf (to vote or transfer shares, etc.), and then only in accordance with the operating agreement. As noted above, on stockholder voting matters in general, the Manager’s role is essentially ministerial – there is no discretion as to the manner of voting or the obligation to vote. The vote is automatic, and in strict proportion to the actual voting of the specified portion of the other holders. In regard to “change of control” transactions, the Manager has no power or authority to vote or to tender shares, except and unless instructed by the sole Member of NRH, which is Mr. Ellison’s revocable trust. Absent instruction, the Manager is not empowered or permitted to vote or to act, and NRH would, in effect, be in an equivalent position to a “broker non-vote.”
•	Under the NRH operating agreement, so long as Mr. Ellison continues to be either an officer or director of Oracle, the voting restrictions contained therein cannot be amended, waived or contravened, and NRH cannot be dissolved, wound-up or liquidated, without the approval of an independent committee of Oracle’s Board of Directors (the “Oracle Board”).
•	The NRH operating agreement is a matter of public record. As mentioned above, under the operating agreement, Mr. Ellison has no authority to act for NRH (thus, Mr. Ellison himself could never breach such operating agreement). Even if Mr. Ellison attempted to take any action on behalf of NRH (which we understand he has never done to date nor do we believe he would ever do), NetSuite, the transfer agent for NetSuite and other third parties are likely to (and should) disregard any such purported action since, as publicly disclosed, actions on behalf of NRH can only be taken by NRH’s Manager. Moreover, we understand that, since the establishment of the NRH operating agreement nearly a decade ago, Mr. Ellison has never replaced (or attempted to replace) the Manager. Even in the highly unlikely event that Mr. Ellison chose to do so (which, again, we do not believe he would), as discussed above the new Manager’s obligation would remain the same – the requirement to vote the shares held by NRH are strictly set forth in the NRH operating agreement provisions, and the Manager has no discretion to alter the manner in which the votes are cast given the Manager’s essentially ministerial role. We also understand that since the establishment of the NRH operating agreement, Mr. Ellison has never, directly or indirectly, caused or attempted to cause NRH to take any actions inconsistent with the NRH operating agreement (and we do not believe that he would ever do so or attempt to do so). While it is true that Mr. Ellison could revoke his revocable trust, such an event would only result in the membership interests in NRH reverting to ownership by Mr. Ellison directly (rather than being held in the revocable trust). The shares of NetSuite currently held by NRH would continue to be owned by NRH, and would remain subject to the restrictions set forth in the NRH operating agreement, notwithstanding the change in Manager.
•	Mr. Ellison is not (and has not been since the time of NetSuite’s initial public offering in late 2007) a member of the NetSuite Board.
•	Mr. Ellison is not and has never been an executive officer of NetSuite.

Procedures With Respect to Transaction: In addition to the foregoing, procedures (including committees of independent directors and a requirement for acceptance of the tender offer by a majority of the independent and disinterested stockholders of NetSuite) were carefully implemented and followed in connection with the Transaction to ensure independent, disinterested decision-making by both Oracle and NetSuite. In addition, these procedures were adopted to exclude Mr. Ellison from any participation in or influence over the decision-making

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process with respect to Oracle or NetSuite and the approval process of the Transaction. These procedures bear on more than the fact that Mr. Ellison was not “engaged in” the Transaction. In that regard, we note that the interpretative release with respect to Rule 13e-3 states: “In determining the existence of an affiliation between the issuer (or its subsidiaries) and one or more of the other parties to the transaction, consideration must be given to the terms of the transaction itself.” We respectfully submit that the procedures implemented in connection with the Transaction (which are described in detail in our letter to the Staff dated August 31, 2016 and are summarized below): (a) bear on the general question of whether Mr. Ellison “controls” NetSuite (including because they resulted in the elimination of the impact of the one relevant exception to the voting provisions contained in the NRH operating agreement); and (b) address one of the Commission’s primary concerns set forth in the adopting release and subsequent interpretative release with respect to Rule 13e-3 to the effect that going private transactions subject to a vote are a mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval.

•	From the very beginning of discussions between Oracle and NetSuite in January 2016, Mr. Ellison did not participate in any discussions of the Oracle Board relating to the possible acquisition of NetSuite.
•	In discussions between representatives of Oracle and representatives of NetSuite, it was made clear that neither party would pursue an acquisition unless both parties utilized appropriate processes and structures to ensure that any potential conflicts arising from Mr. Ellison’s ownership interest in each organization were appropriately addressed by each party.
•	A special committee of the Oracle Board, comprised of independent and disinterested directors and advised by independent counsel and an independent financial adviser, after having been delegated the full and exclusive power and authority to determine whether or not to enter into a transaction with NetSuite, exercised that power and authority completely independently.
•	A transaction committee of the NetSuite Board, comprised of independent and disinterested directors and advised by independent counsel and an independent financial adviser, after having been delegated broad power and authority, advised and directed NetSuite with respect to the exploration, consideration and negotiation of strategic alternative transactions, including the Transaction.
•	The initial proposal (and all subsequent proposals) for the Transaction, each of which was developed and authorized by the special committee of the Oracle Board without the input or direction of Mr. Ellison, required that any acquisition of NetSuite by Oracle would be subject to the conditions that it: (i) be approved by an independent committee of the NetSuite Board that is fully empowered on behalf of NetSuite to evaluate and negotiate a transaction with Oracle; and (ii) include a non-waivable condition requiring the approval of a majority of the shares of NetSuite not owned by Mr. Ellison, his children or any of their controlled entities or affiliates (collectively, the “Transaction Conditions”).
•	The conditions to the tender offer include the Transaction Conditions.[1]

1 As mentioned above, the inclusion of the “majority of the minority” condition addresses one of the Commission’s primary concerns set forth in the adopting release and subsequent interpretative release with respect to Rule 13e-3 to the effect that going private transactions subject to a vote are a mere formality since the affiliates of the issuer may already hold the requisite percentage of securities for approval. In that regard, we note that Berkshire Hathaway did not file a Schedule 13e-3 in connection with its acquisition of Burlington Northern even though it owned approximately 23% of Burlington Northern before the announcement of the transaction. Berkshire had no seats on the Burlington Northern Board of Directors and included a “majority of the minority” condition in its acquisition. Similarly, Mr. Ellison has no seats on the NetSuite Board and Oracle included a “majority of the minority” condition in the Transaction.

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•	Mr. Ellison engaged his own separate counsel in connection with the Transaction and such counsel negotiated with both counsel to the special committee of the Oracle Board and counsel to the transactions committee of the NetSuite Board solely with respect to NRH’s contractual requirement under the Tender and Support Agreement with NRH to support the Transaction (and, if applicable, certain other transactions that the NetSuite transactions committee deemed superior and which Oracle did not match). Other than with respect to the terms of the Tender and Support Agreement with NRH, at no time during the period in which discussions concerning the Transaction were being held did counsel to the Oracle special committee consult with Mr. Ellison or his counsel concerning the terms and conditions of the Transaction with respect to Oracle. Furthermore, NetSuite has advised us that, other than with respect to the terms of the Tender and Support Agreement with NRH, at no time during the period in which discussions concerning the Transaction were being held did the NetSuite transactions committee, NetSuite or members of the NetSuite Board or management consult with Mr. Ellison or Mr. Ellison’s counsel concerning the terms and conditions of the Transaction with respect to NetSuite.
•	In the Tender and Support Agreement, NRH has agreed that, if the NetSuite Board (upon the recommendation of the transactions committee of the NetSuite Board) terminates the merger agreement to accept a superior proposal from a third party (a “Superior Transaction”) (or, if thereafter (in one or more iterations) the NetSuite Board terminates the definitive agreement for such Superior Transaction and accepts an alternative Superior Transaction), it will support the then-applicable Superior Transaction if it is supported by the holders of a majority of the shares of NetSuite not beneficially owned by: (i) the executive officers or directors of NetSuite or their affiliates; (ii) Mr. Ellison or parties affiliated with Mr. Ellison; or (iii) the ultimate parent entity of the purchaser in such Superior Transaction.

The second risk factor on page 42 of the Quarterly Report on Form 10-Q filed on August 2, 2016 that “Mr. Ellison is able to exercise control over approval of significant corporate transactions . . . .”;

Response and Analysis: This risk factor was, of course, not written by Oracle, but it appears clear that it does not use the word “control” as that term is defined under Rule 12b-2. Here the word “control” is used more loosely. This risk factor is focused on the possibility that, in the narrow circumstance of a “change of control” proposal that is put before the NetSuite stockholders for approval or rejection, the stockholder voting power retained through NRH may be sufficient to prevent adoption of the proposal, unless approved by Mr. Ellison.

The first point to note is that, as written, the risk factor somewhat mischaracterizes the situation if it is read to suggest that Mr. Ellison (through NRH) can affirmatively bring about any significant corporate transaction. The power is more narrow, and in the nature of a potential blocking right. It, again, is not “the power to direct or cause the direction of the management and policies” in regard to significant corporate transactions.

The second point to note is that the risk factor is addressed to an abstract possibility. In the actual circumstance of the real Transaction now presented to the NetSuite stockholders, the parties made stipulated arrangements, from the outset of their discussion, to eliminate any influence by Mr. Ellison on the terms of the offer and any ability for him to affect the acceptance or rejection of the offer.

The third point to note is that, in order to fully understand the risk factor, it needs to be read together with other disclosures in NetSuite’s Form 10-Q, NetSuite’s Schedule 14D-9, NetSuite’s other filings with the Commission and Oracle’s Schedule TO-T. We respectfully submit that, read together, the disclosures demonstrate that Mr. Ellison does not possess the power to direct or cause the direction of the management and policies of NetSuite.

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The section of the Schedule 14D-9 titled “Background of the Transaction”, which explains the transactions committee sought an agreement from Mr. Ellison that, in the event NetSuite terminated the transaction to pursue a superior proposal from a third party, Mr. Ellison would commit to vote or tender the shares beneficially owned by his revocable trust in proportion to the votes or tenders of NetSuites’s other shareholders. This section also noted that during the negotiation of this agreement, Mr. Ellison attempted to limit the type of transaction to which he would agree to proportionally vote or tender his shares to only all-cash acquisitions;

Response and analysis: We respectfully submit that:

•	Not only did the NetSuite transactions committee seek such an agreement from NRH, but, in fact, obtained such an agreement.
•	The Tender and Support Agreement with NRH ultimately agreed to and signed by the parties was not limited to all-cash acquisitions.
•	The Tender and Support Agreement with NRH removed the only relevant exception to proportional voting contained in the NRH operating agreement.
•	The merger agreement included the Transaction Conditions.
•	If Mr. Ellison controlled NetSuite and wanted to control the outcome of the Transaction, he could have objected to (and sought to eliminate) the Transaction Conditions (which we understand he never did) and/or refused to permit NRH to execute the Tender and Support Agreement.
•	Even if NRH did not execute the Tender and Support Agreement, Mr. Ellison still would not have any affirmative power over NetSuite, including any power to cause the Transaction to occur.

The operating agreement of NetSuite Restricted Holdings LLC, filed as Exhibit 4.4 to NetSuite’s amendment to Form S-1 filed on December 17, 2007, which appears to grant Mr. Ellison the power to commit the shares beneficially owned by his revocable trust in any manner with respect to “[a]ny merger, consolidation, recapitalization or reorganization of NetSuite . . .” in which 50% or more of NetSuite’s outstanding shares are converted to cash or exchanged for another company’s stock;

Response and analysis: As discussed previously, the retained power to vote along with the other holders of common stock in the event that the NetSuite stockholders are presented with a proposal to approve or reject a merger, consolidation, recapitalization or reorganization of NetSuite, and potentially to block approval of such a proposed transaction, is a narrow, “negative” power. It is not “the power to direct or cause the direction of the management and policies,” even in regard to significant corporate transactions. It is therefore not “control” for purposes of Rule 12b-2. In addition, in the context of the Transaction (and other potential change of control transactions, if they constitute a superior proposal), the combination of the majority of the minority condition and the proportional support for superior proposals set forth in the Tender and Support Agreement entered into by NRH have essentially waived this “negative” power.

The Tender and Support Agreement filed as Exhibit (e)(5) of the Schedule 14D-9 filed on August 18, 2016, an executed version of which appears with the same date in the Schedule 13D filed on August 12, 2016

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identifying Mr. Ellison in the signature page with the title of “Trustee,” which individual ostensibly has been authorized to act on “Stockholder” (as that term is used in the agreement) NetSuite Restricted Holdings LLC’s behalf in order to provide a signature that appears to have been required to, among other things, grant Parent (as so defined) an irrevocable proxy.

Response and analysis: We advise you that:

•	While the NRH Tender and Support Agreement filed with Oracle’s Schedule 13D was the final version of the body of the agreement, the signature page filed with Oracle’s Schedule 13D was not the signature page from the final execution version.
•	The signature page from the final execution version of the NRH Tender and Support Agreement is the same as the one filed with NetSuite’s Schedule 14D-9, which does not contain the signature of Mr. Ellison.
•	We understand from Mr. Ellison’s counsel that Mr. Ellison’s signature was not required (and would not be sufficient) to grant the irrevocable proxy.
•	Under the NRH Operating Agreement, NRH is “manager-managed” (not “member-managed”). The member is not permitted to act or enter into agreements on behalf of NRH. Only the manager of NRH, Bill Wright & Associates, LLC, has the power to act for NRH.
•	Oracle will file an amended Schedule 13D to reflect the correct signature page.

*  *  *  *  *

For the reasons stated above, we respectfully submit that Mr. Ellison does not possess the direct or indirect power to direct or cause the direction of the management and policies of NetSuite (whether through the ownership of voting securities, by contract, or otherwise) and, accordingly, does not control NetSuite (and is not an “affiliate” of NetSuite for purposes of Rule 13e-3), particularly in the context of the Transaction. Consequently, Rule 13e-3 should not apply to the Transaction.

Closing Comments

Pursuant to the Staff’s request, Oracle additionally acknowledges:

•	that Oracle is responsible for the adequacy and accuracy of the disclosures set forth in its SEC filings;
•	that comments from the Staff or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to Oracle’s filings; and
•	that Oracle may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact us if you have any questions.

Sincerely,

/s/ James R. Griffin

James R. Griffin

cc:	Brian Higgins (of Oracle Corporation)
Keith A. Flaum (of Weil, Gotshal & Manges LLP)